United States securities and exchange commission logo
January 5, 2023

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Shapiro
Theresa Brillant

Re:	Lyft, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2021
Filed April 29, 2022
Form 10-Q for the Quarter Ended June 30, 2022
Filed August 5, 2022
File No. 001-38846

Ladies and Gentlemen:
Lyft, Inc. (“Lyft” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 20, 2022, relating to the Company’s Form 10-K/A for the fiscal year ended December 31, 2021 (File No. 001-38846) originally filed with the Commission on April 29, 2022 (the “Form 10-K/A”) and the Company’s Form 10-Q for the quarter ended June 30, 2022 (File No. 001-38846) originally filed with the Commission on August 5, 2022 (the “Form 10-Q”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K/A for the Fiscal Year Ended December 31, 2021
Critical Accounting Policies and Estimates
Revenue Recognition, page 60
1.We note your response to prior comment 5 that the company generally uses a threshold of above 85% when considering the use of "substantially all" in your disclosure. As this could imply that revenue from licensing and data access agreements could be material, please state in future filings that the amount generated from these agreements is not material, if still applicable. Additionally, please note that if the related revenue continues to materially contribute to changes in total revenue between periods, it should be cited and quantified in your results of operations discussion.
In response to the Staff’s comment, the Company will state in future filings that the amount generated from these licensing and data access agreements is not material to the Company’s revenue or operating trends, if still applicable. In addition, if the related revenue materially contributes to changes in total revenue between periods, the Company will cite and quantify it in our results of operations discussion.

Non-GAAP Financial Measures, page 68
2.We note your response to prior comment 6. Please confirm you will present gross profit and gross margin with equal or greater prominence when presenting contribution and contribution margin in future filings.
In response to the Staff’s comment, the Company confirms that the Company will present gross profit and gross margin with equal or greater prominence when presenting contribution and contribution margin in future filings.
Reconciliation of Non-GAAP Financial Measures, page 71
3.We note your response to prior comment 7. We believe that the adjustment “Changes to the liabilities for insurance required by regulatory agencies attributable to historical periods” to arrive at the non-GAAP financial measures Contribution and Adjusted EBITDA is inconsistent with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please revise your presentation to exclude this adjustment in your calculation of any non-GAAP financial measures presented in accordance with Item 10(e) of Regulation S-K or Regulation G.
The Company respectfully submits that our presentation of Non-GAAP financial measures has complied with non-GAAP rules, regulations and guidance, provided important comparability of our Non-GAAP financial measures year over year, and provided transparency to our current period operations. Nevertheless, after consulting with the Staff, in our future filings the Company will exclude the adjustment for expenses for “Changes to the liabilities for insurance required by regulatory agencies attributable to historical periods” in our Non-GAAP financial measures presented in accordance with Item 10(e) of Regulation S-K or Regulation G. The Company will reflect these changes beginning with our fourth quarter and full year 2022 earnings release and will recast prior comparative periods to conform to this new presentation.
Non-GAAP Financial Measures, page 68
4.Your response to prior comment 8 states that you may consider future opportunities to transfer or reinsure legacy risk depending the underlying market factors. We note that as the occurrence of such transactions increase, these types of expenses may be viewed as normal, recurring cash operating expenses necessary to operate the business. As such, the company should consider the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations when determining whether to include non-GAAP adjustments related to any future transactions that transfer or reinsure legacy insurance liabilities in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G. Please confirm that the Company will reevaluate for future transactions whether such non-GAAP adjustment would be consistent with the non-GAAP rules, regulations and guidance.
In response to the Staff’s comment, going forward, the Company confirms that the Company will re-evaluate future reinsurance transactions on whether they would be consistent with non-GAAP rules, regulations and guidance.

*****

If you have any questions or comments, please contact me.

Sincerely,

/s/ Lisa Blackwood-Kapral
Lisa Blackwood-Kapral
Chief Accounting Officer

cc:    Elaine Paul, Lyft, Inc.
Lindsay Llewellyn, Lyft, Inc.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

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